UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the period from May 20, 2022 (inception) to June 30, 2022

Public Sneaker Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	88-2564645
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Non-Voting Membership Interests
(Title of each class of securities issued pursuant to Regulation A)

ITEM 3.  FINANCIAL STATEMENTS

1

PUBLIC SNEAKER COLLECTION LLC
BALANCE SHEET AS OF JUNE 30, 2022 (UNAUDITED)

ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-
TOTAL CURRENT ASSETS	-

OTHER ASSETS
Collectible Assets	-
TOTAL OTHER ASSETS	-

TOTAL ASSETS	$-

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts Payable	$-
TOTAL CURRENT LIABILITIES	-

MEMBERS’ EQUITY
Membership Contributions, In-Kind	-
TOTAL MEMBERS’ EQUITY	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$-

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF OPERATIONS FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022 (UNAUDITED)

Operating Income/(Expenses)
Revenue	$-
Operating Expenses	-
Gross Profit	-

Other Income/(Expenses)
Gain on Sale of Assets	-
(Loss) on Impairment	-
Total Other Income/(Expenses)	-

Income/(Loss) Before Income Taxes	-
Provision for Income Taxes	-
Net Income/(Loss)	$-

Basic and Diluted Loss per Membership Interest	$-
Weighted Average Membership Interests	1

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary to make the interim consolidated financial statements not misleading have been included.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022 (UNAUDITED)

Balance, May 20, 2022 (Inception)	$-
Net Income	-
Balance, June 30, 2022	$-

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
STATEMENT OF CASH FLOWS FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022 (UNAUDITED)

Cash Flows From Operating Activities:
Net Loss For the Period	$-
Adjustments to reconcile Net Loss to Net Cash Flows From Operating Activities:
Gain on Sale of Asset	-
Impairment Loss	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-

Cash Flows From Investing Activities:
Proceeds from Sale of Collectibles	-
Net Cash Flows From Investing Activities	-

Cash Flows From Financing Activities:
Capital Contributions	-
Distributions	-
Membership Contributions, net	-
Net Cash Flows From Financing Activities	-

Cash at Beginning of Period	-
Net Increase/(Decrease) In Cash	-
Cash at End of Period	$-

See accompanying notes, which are an integral part of these financial statements.

PUBLIC SNEAKER COLLECTION LLC
NOTES TO UNAUDITED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MAY 20, 2022 (INCEPTION) TO JUNE 30, 2022
NOTE 1: NATURE OF OPERATIONS
Public Sneaker Collection LLC (the “Company”) is a limited liability company formed on May 20, 2022 pursuant to the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment-grade sneakers (such assets or group of assets, the “Underlying Assets”). Investors will acquire membership interests (the “Interests”) in the Company.
As of June 30, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities and preparations to acquire assets. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.
Otis Wealth, Inc. is the managing member of the Company (the “Manager”) and will serve as the asset manager for the Company (the “Asset Manager”) to manage the Underlying Assets. The Company plans to acquire Underlying Assets from various affiliates.
All voting rights, except as specified in the Company’s limited liability company agreement, dated May 20, 2022, as amended and restated from time to time (the “Operating Agreement”), or required by law, remain with the Manager (e.g., the liquidation of the Company). The Manager will manage the ongoing operations of the Company in accordance with the Operating Agreement.
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company.
Voting Rights
The Manager has broad authority to take action with respect to the Company. Interest holders do not have any voting rights as an Interest holder in the Company except with respect to:
●
the removal of the Manager for cause;
●
the dissolution of the Company upon the for-cause removal of the Manager; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by Interest holders in the Company under the Operating Agreement;
o
change the situations in which the Company can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders. The removal of the Manager as manager of the Company must be approved by two thirds of the votes that may be cast by all Interest holders. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders present in person or represented by proxy.
Distributions Upon Liquidation
Upon the occurrence of a liquidation event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Company and liquidating its assets. Upon the liquidation the Company, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates; and thereafter, (iii) first, 100% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to Interest holders. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by the Company plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Assets. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Company.
Any free cash flow generated by the Company from the utilization of any Underlying Asset shall be applied in the following order of priority:
●
to create such reserves as the Manager deems necessary, in its sole discretion; and
●
thereafter by way of distribution to Interest holders (net of corporate income taxes), which may include the Manager, any of its affiliates and asset sellers.
Manager’s Interest
At inception, the Manager was granted one Interest for serving as managing member. At the closing of the Company’s offering and certain transactions contemplated thereby, the Manager will hold Interests (the Manager may sell all or any portion of such Interests from time to time following the closing of such offering).
NOTE 2:  GOING CONCERN
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans and has not generated any revenues as of June 30, 2022.
The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon the Manager covering the Company’s obligations and the costs of administering the Company. No assurance can be given that this will be the case.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As June 30, 2022, the Company had no cash on hand.
Subscriptions Receivable
The Company records membership contributions at the effective date. If subscriptions are not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under the Financial Accounting Standards Board (“FASB”) ASC 505-10-45-2, the subscription receivables are reclassified as a contra account to members’ equity/(deficit) on the balance sheet.
Collectible Assets
As acquisitions from related parties, each Underlying Asset will be recorded in conformity with GAAP at its historical cost basis, determined as the cost paid by the applicable related party to acquire such Underlying Asset. The Underlying Assets will be purchased from affiliates in exchange for Interests.
The Company will treat the Underlying Assets as long-lived assets, and the Underlying Assets will be subject to a semiannual test for impairment and will not be depreciated or amortized. These long-lived assets will be reviewed for impairment semiannually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated fair value of the asset. If the carrying amount of an asset exceeds its estimated fair value, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheet approximates fair value.
Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at its inception.
The Company determines revenue recognition through the following steps:
●
identification of a contract with a customer;
●
identification of the performance obligations in the contract;
●
determination of the transaction price;
●
allocation of the transaction price to the performance obligations in the contract; and
●
recognition of revenue when or as the performance obligations are satisfied.
Operating Expenses
Pursuant to an asset management agreement to be entered into with the Asset Manager, all fees, taxes, costs and expenses of, or incurred in connection with the operation of, the Company will be borne by the Asset Manager; provided, however, the Company, and not the Asset Manager, shall be responsible for (i) any amounts in respect of the indemnification set forth in the asset management agreement, (ii) any indemnification payments to be made pursuant to the Operating Agreement or (iii) taxes (including, without limitation, sales tax and capital gains tax), if any, imposed on the Company with respect to the disposition of an Underlying Asset (“Non-Routine Taxes”).
The fees, taxes, costs and expenses to be borne by the Asset Manager include: any and all fees, costs and expenses incurred in connection with the holding and management of the Underlying Assets, including import taxes, income taxes, storage, security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts, including any “Blue Sky” filings required to be made and any annual audit of the accounts of the Company (if applicable) and any reports to be filed with the U.S. Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any fees, costs, expenses and/or taxes incurred as a result of investor earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company or the Asset Manager in connection with the affairs of the Company; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager; the cost of the audit of the annual financial statements of the Company and the preparation of tax returns and circulation of reports to Interest holders; the fees and expenses of counsel to the Company in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company; taxes or fees imposed on the Company other than Non-Routine Taxes; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.

Prior to the closing, operating expenses (including organizational costs) are borne by the Manager and not reimbursed by the Company. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent, supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures.
Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code (the “IRC”), all Company taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the balance sheet. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company intends to elect, in accordance with the IRC, to be treated as a separate subchapter C corporation for tax purposes. No tax provision has been recorded for the Company as of June 30, 2022.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in the Company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.
The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
Members’ Equity
Members’ equity for the Company consists of capital contributions, membership contributions and accumulated deficit.
Membership contributions are made to the Company from a successful closing of the offering of Interests and are calculated as the value of Interests sold in the offering. Membership contributions may be made by both third parties and the Manager.
Earnings / (Loss) per Membership Interest
Upon completion of the offering, the Company intends to comply with accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” Earnings / (loss) per Interest will be computed by dividing net (loss) / income by the weighted average number of outstanding Interests during the year.
NOTE 4: RELATED PARTY TRANSACTIONS
As of June 30, 2022, there are no related party transactions.
NOTE 5: MEMBERS’ LIABILITY
The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.
NOTE 6: MEMBERS’ EQUITY

The members of the Company have certain rights. A member is entitled to their pro rata share of the net profits derived from the Underlying Assets after deduction of expense allocations and direct expenses attributable to the Underlying Assets, based on their percentage of the total outstanding Interests. There was one Interest outstanding as of June 30, 2022, such Interest held by the Manager.
NOTE 7:  RECENT ACCOUNTING PRONOUNCEMENTS
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.
The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 8: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or the Manager.
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. The continuing impact and effects of the COVID-19 pandemic on the operation and financial performance of the Company are unknown. However, the Company does not currently expect the COVID-19 pandemic to have a material adverse effect on the business or financial results.
NOTE 9:  SUBSEQUENT EVENTS
The Company has evaluated subsequent events through January 25, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the accompany financial statements.
On November 22, 2022, the offering of Interests closed, and the Company raised $771,300 in in-kind consideration from affiliates of the Company, the following series of Otis Gallery LLC (“Gallery”) and Otis Collection LLC (“Collection”):

Affiliate Series	Asset	Amount Raised, In-Kind
Series Drop 002, a series of Gallery	2016 Nike MAG Back to the Future sneakers	$63,000
Series Drop 010, a series of Gallery	Collection of Nike SB Dunks sneakers	58,000
Series Gallery Drop 014, a series of Gallery	Collection of 1985 Jordan 1 OG sneakers	98,000
Series Gallery Drop 016, a series of Gallery	Collection of Nike and Adidas Yeezy sneakers	34,000
Series Gallery Drop 021, a series of Gallery	Collection of artist collaboration Nike sneakers	34,100
Series Gallery Drop 022, a series of Gallery	Collection of Nike Air Jordan 1 sneakers	44,000
Series Gallery Drop 028, a series of Gallery	Nike SB Dunk Low “Freddy Krueger” sneakers	30,000
Series Gallery Drop 029, a series of Gallery	Collection of Travis Scott collaboration Nike sneakers	55,000
Series Gallery Drop 033, a series of Gallery	Collection of 1985 Nike Air Jordan I sneakers	86,400

Series Gallery Drop 036, a series of Gallery	Collection of streetwear collaboration Nike sneakers	61,200
Series Gallery Drop 037, a series of Gallery	Collection of Nike Air Jordan sneakers	23,850
Series Gallery Drop 040, a series of Gallery	Collection of Nike Air Max sneakers	39,050
Series Gallery Drop 041, a series of Gallery	Dior collaboration Nike Air Jordan 1 Low sneakers	11,000
Series Gallery Drop 042, a series of Gallery	Collection of Nike Air Jordan sneakers known as “Kobe 3/ 8 PE Pack”	16,800
Series Gallery Drop 043, a series of Gallery	Futura collaboration Nike SB Dunk High “FLOM” sneakers	60,300
Series Gallery Drop 114, a series of Gallery	Collection of all three original Nike Air Yeezy 1’s	13,500
Series Collection Drop 002, a series of Collection	Nike x Off White: “The Ten” collection	16,800
Series Collection Drop 006, a series of Collection	1985 Nike Air Jordan 1 “Red Metallic” sneakers	15,800
Series Collection Drop 009s, a series of Collection	Jay-Z collaboration Nike Air Force 1 “All Black Everything” for HOV Charity “France” sneakers	10,500
Total		$771,300

The Company received no cash consideration from the sale of Interests. Instead, the affiliates contributed the referenced in-kind consideration (one or more pairs of collectible sneakers) to the Company in exchange for Interests.

ITEM 4.  EXHIBITS

Exhibit No.	Description
2.1	Certificate of Formation of Public Sneaker Collection LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on July 15, 2022)
2.2	Limited Liability Company Agreement of Public Sneaker Collection LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on July 15, 2022)
4.1	Form of Subscription Agreement for Interests (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A/A filed on November 15, 2022)
6.1	Form of Asset Management & Administrative Services Agreement (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on July 15, 2022)
6.2	PPEX ATS Company Agreement, dated January 5, 2023, between Public Sneaker Collection LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U filed on January 9, 2023)
6.3	Secondary Market Transactions Engagement Letter, dated January 6, 2023, between Public Sneaker Collection LLC and Dalmore Group LLC (incorporated by reference to Exhibit 6.3 to the Current Report on Form 1-U filed on January 9, 2023)
2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 15, 2023.

PUBLIC SNEAKER COLLECTION LLC By: Otis Wealth, Inc., its managing member
By:	/s/ Keith Marshall
Keith Marshall President, Secretary, Treasurer & Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Keith Marshall
President, Secretary, Treasurer & Sole Director of Otis Wealth, Inc. (as principal executive officer, principal financial officer, principal accounting officer and sole member of the board of directors of Otis Wealth, Inc.)
February 15, 2023
Keith Marshall

Otis Wealth, Inc.		Managing Member	February 15, 2023

By:	/s/ Keith Marshall
Name: Keith Marshall
Title: President, Secretary, Treasurer & Sole Director